UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Completion of Issuance of Third Tranche of Senior Secured Convertible Notes

On October 16, 2026, TH International Limited (“Tims China” or the “Company”) announced the closing of the issuance of the third tranche of Senior Secured Convertible Notes due 2029 (the “Third Tranche of Additional Notes”) to Tim Hortons Restaurants International GmbH (“THRI”) in an aggregate principal amount of US$14,374,349.00. The aggregate purchase price for the Third Tranche of Additional Notes, including accrued interest from June 2, 2026, was US$15 million. Upon issuance, the Third Tranche of Additional Notes was consolidated and formed a single series with, and ranks pari passu with, the Company’s existing floating rate senior secured convertible notes due 2029 (the “Original Notes”), and with the first and second tranches of additional notes previously issued under the indenture governing the Original Notes.

Substitution of THRI Nominee as a Director

Effective October 19, 2026, Mr. Thiago Santelmo resigned as a director of the Company, and Mr. Stanford Ming Lin was appointed as a director of the Company.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Indenture (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), filed with the SEC on December 3, 2025)
99.1	Biographical Information of the New Director (Mr. Stanford Ming Lin)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Kwok Wah Cheung
Kwok Wah Cheung
Chief Executive Officer

Date: October 19, 2026

[Signature Page to Form 6-K]

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